Exhibit 99.1

Fuwei Films Announces Change in Management

BEIJING, July 17, 2020 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL, “Fuwei” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced that Mr. Zengyong Wang had given notice of his resignation dated July 10, 2020, as the Company’s Chief Executive Officer and Chairman of the Board of Directors, effective July 20, 2020. The Board of Directors of the Company accepted Mr. Wang’s resignation on July 10, 2020 and appointed Mr. Lei Yan to serve as the Company’s Chief Executive Officer and Chairman of the Board of Directors effective July 21, 2020. In addition, Mr. Benjie Dong gave his notice of resignation dated July 10, 2020, as the Company’s Chief Financial Officer and director, effective July 20, 2020. The Board of Directors of the Company accepted Mr. Dong’s resignation on July 10, 2020 and appointed Ms. Jingjing Cheng to serve as the Company’s Chief Financial Officer and director effective July 21, 2020. In both cases, resignation was due to personal reason and not the result of any disagreement with the Company on any matter relating to its operations, policies or practices.

Mr. Lei Yan has been the President of Shanghai Meicheng Enterprise Management Co., Ltd., since January 2020, where he is responsible for overall business management. Since April 2019, Mr. Yan has been the Director and President of Shandong Shengjia Industrial Park Management Co., Ltd., where he oversees business management. He has been the Vice President of Shandong Hualong Group Co., Ltd. since 2013, where he is in charge of business administration and market expansion. He was also the director of marketing of Shandong Hualong from 2008 to 2013. From 2003 to 2008, he served as marketing manager, marketing salesman of the marketing department for Shandong Hualong. Mr. Yan studied business administration for his Master course at Korea Daebul University in South Korea. He studied Business Management at China University of Petroleum from 2008 to 2010 for his undergraduate course. In 2003, he graduated from Hubei University of Economics where his major was Accounting Computerization.

Ms. Jingjing Cheng has been the Director and Chief Financial Officer of Shanghai Meicheng Enterprise Management Co., Ltd. since January 2020, where she is responsible for finance management. Since April 2019, Ms. Cheng has been the Chief Financial Officer and Vice President of Shandong Shengjia Industrial Park Management Co., Ltd., where she is responsible for finance management and operation management. Previously, she was the Chief Financial Officer and Vice President of Beijing Baitetongchuang Marketing Plan Co., Ltd., where she oversaw finance management. From March 2008 to March 2013, she served as an accountant in Shandong Hualong Group Co., Ltd. Ms. Cheng was the assistant of President at Baosheng Clothes (Qingdao) Co., Ltd. from September 2005 to March 2008. Ms. Cheng studied Human Resource Management at Tianjin University.from 2017 to 2020 for her undergraduate course. She studied Accounting Computerization at Shandong Women’s University from 2002 to 2005.

The Board would like to thank Mr. Wang and Mr. Dong for their dedication, leadership and contribution to the Company over the years and wish them all the best in future endeavors. Mr. Wang has been the Chairman of the Board and Chief Executive Officer of the Company since 2015 and has been responsible for the formulation and implementation of the Company’s business strategies and the management of its business operations. Mr. Dong has been a Director of our Company since December 30, 2016. He began serving as our Chief Financial Officer on April 1, 2016. He has been responsible for financing, accounting and auditing matters in the Company and its subsidiary.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei Films' BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the short and long-term effects of the global financial crisis on the Company and the BOPET film industry; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty around coronavirus (COVID-19) outbreak and the effects of government and other measures seeking to contain its spread, uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Shiwei Yin
Investor Relations
Grayling
Phone: +1-646-284-9474
Email: shiwei.yin@grayling.com